Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On September 16, 2010, FirstEnergy Corp. issued the following newsletter to its employees relating to the proposed merger with Allegheny Energy, Inc.

September 16, 2010 V • 1 N • 7
Shareholders Overwhelmingly Approve Proposals
Related to Our Merger
On Tuesday, FirstEnergy and Allegheny Energy announced that their shareholders overwhelmingly approved proposals related to the companies’ proposed merger.
     FirstEnergy’s results indicate that approximately 79 percent of the outstanding shares of common stock were voted in favor of the proposal related to the issuance of shares of FirstEnergy common stock to Allegheny stockholders to finance the transaction. Of the number of shares voted, approximately 98 percent voted affirmatively. The second proposal, to increase the authorized shares of FirstEnergy common stock to 490 million shares (from 375 million), also was approved by approximately 79 percent of the shares outstanding, and 97 percent of the shares voted at the meeting. Approval of each proposal required an affirmative vote representing a majority of the approximately 305 million FirstEnergy shares of common stock outstanding, as of the July 16, 2010, record date.
     Allegheny’s results indicate that approximately 79 percent of the outstanding shares of common stock were voted in favor of the proposal to approve the merger with FirstEnergy. Approval of the merger required an affirmative vote representing a majority of the approximately 170 million Allegheny shares of common stock outstanding, as of the July 16, 2010, record date. Of the number of shares voted, approximately 99 percent were in favor of the merger.
     During the FirstEnergy meeting, held Tuesday, Sept. 14 at 9:30 a.m. at the John S. Knight Center in Akron, Ohio, President and Chief Executive Officer Tony Alexander said, “I’m enthusiastic about this merger. It will create a more productive and environmentally sound generating fleet, more efficient and responsive service to
Continued on page 2
First State Approves Merger Application
On Sept. 9, the Virginia State Corporation Commission (SCC) became the first state regulatory body to approve a petition for the FirstEnergy-Allegheny Energy merger. The SCC found that “the proposed transfer of utility assets would neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates,” meeting the requirements of Virginia’s Utility Transfers Act.
     “We are pleased to have the approval of the SCC and view this as an important step in the completion of our merger,” said FirstEnergy President and Chief Executive Officer Tony Alexander.
     “We appreciate the Commission’s prompt approval. This merger will result in a stronger company that will better serve our many stakeholders, including those in Virginia,” said Allegheny Energy Chairman, President and Chief Executive Officer Paul Evanson.
Continued on page 3
In this issue
3 | Questions and Answers

FirstEnergy’s and Allegheny Energy’s Shareholders
In early September, you might have read about some support for the merger that FirstEnergy and Allegheny Energy received from proxy advisory firms. The following is some additional information about why this was meaningful leading up to the companies’ special shareholder meetings.
     In addition to employees and retirees and other individual investors who hold shares, the majority of shares of both FirstEnergy and Allegheny are held by institutional shareholders – organizations such as mutual fund companies, hedge funds, banks and pension funds – that pool large amounts of money to invest in companies.
     Many institutional investors refer to recommendations made by third-party proxy advisory firms to help them decide how to vote their shares in shareholder meetings. Proxy advisory firms offer vote recommendations, supported by analytical reports, on proposed corporate directors, as well as for transactions such as mergers and management and shareholder proposals.
     On Sept. 2, FirstEnergy and Allegheny announced that their proposed merger received support from four proxy advisory firms: ISS Proxy Advisory Services; Glass, Lewis & Co.; PROXY Governance, Inc.; and Egan-Jones Proxy Services. The firms recommended that FirstEnergy and Allegheny shareholders vote for each of the respective company proposals related to the proposed merger.
Shareholders Approve Proposals (Continued from cover page)
our regulated customers, and more opportunities to grow our business.
     “I’m especially proud of our employees, who have helped make this merger possible and are dedicated to its success. The overwhelming support we’ve received from our shareholders underscores the value we believe this combination represents to our company.”
     At Allegheny’s special meeting, also held Tuesday, Sept. 14, at 11 a.m. in New York City, Allegheny Energy Chairman, President and Chief Executive Officer Paul Evanson said, “I am convinced that this transaction is the right decision for our stockholders and customers. In the seven years I have been with Allegheny, we have accomplished many things. Since 2003, we refocused on our core business, restored our finances, returned to investment grade and rebuilt the senior management team.
     “We achieved all of this by working together, and I appreciate the support.”
     The boards of directors of FirstEnergy and Allegheny both had unanimously approved the merger and recommended that shareholders vote for the merger and the related proposals.
     The merger is expected to close in the first half of 2011, subject to customary closing conditions, including the approval of state and federal regulatory agencies, as outlined in the joint proxy statement/ prospectus mailed to each company’s shareholders.
Keeping You Updated with Merger News
The Merger News is designed to keep FirstEnergy and Allegheny Energy employees aware of merger-related activities and progress.
     Hearing from you will help us answer your questions in future Merger News editions, within the legal restrictions we have on sharing certain information and as it becomes available. If you have questions or comments related to the proposed merger, send them to: merger@firstenergycorp.com or merger@alleghenyenergy.com.

Merger News	2	September 16, 2010

First State Approves (Continued from cover page)
     Allegheny Energy owns transmission assets in Virginia through Potomac Edison and the Trans-Allegheny Interstate Line Company (TrAILCo). The SCC previously approved Allegheny Energy’s sale of Potomac Edison’s electric distribution service territory and facilities to Rappahannock Electric Cooperative and Shenandoah Valley Electric Cooperative. The sale was completed June 1, 2010. In conjunction with the sale, Allegheny transferred service of its 102,000 customers in northern Virginia to the cooperatives.
     FirstEnergy and Allegheny filed a petition with the SCC for approval of their merger on June 4, 2010, and on July 7, 2010, the Governor of the Commonwealth of Virginia, Robert McDonnell, filed a letter in support of the merger application. In the letter, the governor stated, “It is critical to the effort that Virginia continue to offer reliable and reasonably priced power to existing industry as well as those industries seeking to open or expand operations in our communities. It is reasonable to expect that a financially stronger company, investing in important Virginia transmission infrastructure, will be an asset to our economic development efforts.”

Q Do we know anything yet about the flex time and work hours policies? Some have said that FirstEnergy companies do not permit flex time and that all office staff works the same hours – 8:00 a.m. to 4:30 p.m.
A Decisions on flexible work hours won’t be announced until the Integration Teams finish their work.
     FirstEnergy’s current practices are based on customer and business needs, determined by the individual work groups and business units. Certain groups within FirstEnergy use flexible work schedules.
Q The August merger newsletter shows a Merger Process Schedule on page 4. Under Communications Roll-out to Employees, the fourth bullet is Selection Process. Please explain what this means.
A One of the tasks of the Integration Team is to design the new organizational structure for the new company. Once the new organizational structure is determined, then it must be staffed by qualified personnel. The “Selection Process” is simply the development and execution of the staffing plan. This phase will be the subject of communications and explanations in the future.
Continued on page 4

Merger News	3	September 16, 2010

Questions and Answers (Continued from page 3)
Q How will Allegheny Energy’s Customer Service Center be integrated into FirstEnergy’s operations?
A The Utility Operations Integration Team, with its Customer Service sub-team, is continuing its work and has not finalized recommendations.
     However, it might be helpful to understand FirstEnergy’s current Call Center practices. All three FirstEnergy Contact Centers – Fairlawn, Ohio; Toledo, Ohio; and Reading, Pa. – take calls from any FirstEnergy operating company customer. This includes outage, move-in/move-out, upgrade, high-bill, credit and other types of calls.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this newsletter may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Merger News	4	September 16, 2010